OmniValley, Inc.
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 25,133	$ 1,469
Total current assets	25,133	1,469
Total assets	$ 25,133	$ 1,469
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 107	$ 107
Total current liabilities	107	107
Convertible Note	100,000	-
Total long term liabilities	100,000	-
Total liabilities	100,107	107
Commitments and contingencies	-	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 7,180,417 issued and outstanding		
Issuance of Common Stock	380	380
Paid-in-capital	10,968	10,968
Accumulated deficit	(86,322)	(9,986)
Total shareholders' equity/(deficit)	(74,974)	1,362
Total liabilities and shareholders' equity	$ 25,133	$ 1,469